Contact

www.linkedin.com/in/madeleine-hamann-06b95347 (LinkedIn)
www.mod.ucsd.edu/ (Company)
www.instagram.com/ocean_tunnel/ (Other)
www.instagram.com/the.toxic.unicorn/ (Other)

Top Skills

Matlab
Project Management
Grant Writing

Languages

German

Honors-Awards

NSF Graduate Research Fellowship

Publications

Tropical cyclone inundation potential on the Hawaiian Islands of Oahu and Kauai

A reflecting, steepening, and breaking internal tide in a submarine canyon

Generation and Propagation of Nonlinear Internal Waves in Sheared Currents Over the Washington Continental Shelf

Madeleine Hamann

Sustainable Food ❖ Earth and Ocean Science ❖ Collaborative Art
San Diego County, California, United States

Summary

Postdoctoral researcher with a wide range of skill sets and experiences. In addition to scientific research, I manage timelines for engineering projects, field campaigns, and grant proposals for our 40-person lab.

In addition to my academic work, I am passionate about connecting the general public to research in the environmental sciences through the arts. I have managed several large, collaborative Art-Science installations, I display our work at events in San Diego throughout the year, and I mentor fellow eco-minded artists in their creative process.

Finally, I am passionate about the role our food system plays in the health and wellness of our planet and those who inhabit it. I am in the process of creating a food company that sources as many ingredients as possible from regenerative sources.

Experience

Pacha

Marketing Director
January 2020 - Present (3 years 3 months)
San Diego, California, United States

Scripps Institution of Oceanography

Postdoctoral Scholar and Project Manager
December 2019 - November 2020 (1 year)
Greater San Diego Area

Created virtual structures for electrical and mechanical engineers to transition to at-home work environments but work collaboratively during COVID-19 pandemic.
Worked on projects for U.S. Navy.

Scripps Institution of Oceanography
6 years 2 months

PhD Candidate
June 2017 - October 2019 (2 years 5 months)
La Jolla, CA

Graduate Student Researcher
September 2013 - June 2017 (3 years 10 months)

Bonefish Grill
Server
May 2010 - August 2013 (3 years 4 months)

Department of Civil & Environmental Engineering & Earth Sciences at Notre Dame
Research Assistant
September 2010 - May 2013 (2 years 9 months)
Computational Hydraulics Laboratory

University of Notre Dame
Student Manager
January 2010 - December 2012 (3 years)
Reckers Cafe

Ohio State University College of Food, Agricultural, and Environmental Sciences
Research Assistant
May 2011 - July 2011 (3 months)
Computational Hydraulics and Informatics Laboratory

Education

University of California San Diego
Doctor of Philosophy - PhD, Physical Oceanography · (2013 - 2019)

University of California San Diego
Master's degree, Oceanography, Chemical and Physical · (2013 - 2017)

University of Notre Dame

Bachelor of Science (B.S.), Civil Engineering and Environmental Geosciences · (2009 - 2013)